Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2003

PACIFIC INTERNET LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford, Singapore Science Park,
Singapore 118261
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B).

Not applicable

 No.   Document

  Press Release issued by the Company on 25 April 2003 - Pacific Internet Implements VoIP Across Regional Offices.

  Press Release issued by the Company on 28 April 2003 in Singapore - Pacific Internet Launches VoIP Service in Singapore.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	29 April 2003

Press Release

For Immediate Release

Pacific Internet Implements VoIP Across Regional Offices

PacNet’s Internal Tests Showed 30% Savings On International Calls

SINGAPORE, 25 April 2003 --- Asia's largest telco-independent Internet service provider by geographic reach, Pacific Internet Limited (NASDAQ: PCNTF), today announced more than 30 per cent cost savings in international calling charges following a successful year-long internal trial of its voice-over-Internet solution, PacNet Voice, across its regional offices. The trial had served as a test-bed for the company's corporate VoIP solution before its impending rollout this year.

Mr Tan Tong Hai, President and CEO, Pacific Internet Limited, said that the trial was a planned platform to test its new solution in a regional corporate environment. The aim was to roll out a solution which met the stringent requirements of the company, thereby ensuring that customers achieve the best cost and productivity efficiencies.

Said Mr Tan, "As Asia's leading regional ISP, we are the ideal test-bed for PacNet Voice. Our operations mirror the international communications demands of multi-country organizations, with a need to communicate often at various levels."

"As we put it in PacNet, we use what we sell and we sell what we use. It is important that we are fully satisfied with the deliverables of this service, especially uptime, quality and cost savings. They are the basis of our promise to our customers," added Mr Tan.

PacNet Voice Internal Implementation

Over the past 12 months, Pacific Internet has successfully transformed its telephony system into a flexible, cost effective VoIP-enabled system.

The system was implemented by installing voice gateway equipment in the relevant offices, with Singapore acting as the VoIP hub that voice packets transit. A PacNet Voice user only needs to dial a pre-programmed prefix on the existing PABX system followed by the overseas destination number and the call will be routed automatically through the Group's own network.

As part of its test, the company had encouraged its management staff in the headquarters and regional operations to dial international calls to other offices via PacNet Voice to leverage cost savings and efficiencies of IP telephony.

Leveraging PacNet Voice Key Differentiator for Achieving Cost and Productivity Benefits

The unique proposition of PacNet Voice is its "box-to-box" set-up on PacNet's regional IP network. This allows organizations to achieve cost savings immediately as they do not incur additional charges, including local tolls.

In the first quarter of 2003, PacNet saw a marked reduction in its direct IDD costs, with an estimated saving of 30 per cent over the previous quarter. Some regional offices, for example Hong Kong, experienced cost savings of more than 40 per cent.

Users have also reported that PacNet Voice allows them to conduct more in-depth and productive telephone discussions with colleagues in other offices, without the worry of costly IDD charges. Employees have also singled out the high voice quality as an appealing point, hence creating the added incentive to utilize the service.

"In the past, we tend to watch our time during engineering or product development discussions with regional colleagues. We are naturally conscious about clocking up a large IDD bill for the company. Now, with PacNet Voice, discussions are much more constructive with no unnecessary pressure to skip details in order to save IDD costs. The unlimited call benefit of PacNet Voice is tremendous," said Mr Wong Kok Hoou, Vice President of Engineering and Network Operations, Pacific Internet Singapore.

Mr Wong advised that the company plans to increase the bandwidth between the regional PacNet POPs in order to accommodate the increasing usage of this service. There are also plans to allow international faxing and calls to anywhere in the world over the same infrastructure by the third quarter of 2003.

PacNet Voice Commercial Rollout

The Group is now set to roll out PacNet Voice on a commercial basis following the successful deployment.

PacNet Voice will be offered as a managed service on top of its core access services. As a managed solution, customers will be charged fees on a fixed monthly flat rate with no additional capital expenditure and maintenance. Service reliability and voice quality will be assured as it runs on the Group's own regional network infrastructure.

"The key proposition of the service is a fixed monthly charge, regardless of the amount of time spent on calls each month. This differentiates us from other toll-based VoIP services provided by telcos and international service resellers today. We provide a service that allows customers to predict the cost of communications," said Mr. Tan.

"While other service providers are still talking about the benefits of VoIP, Pacific Internet has actually used the solution ourselves and is reaping actual cost savings. The next step is to extend this benefit to our customers," added Mr. Tan.

About Pacific Internet Limited
Pacific Internet Limited (NASDAQ: PCNTF) is Asia's largest telco-independent Internet service provider by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. In 1999, the Group became the first Asian Internet company to successfully list on the NASDAQ stock exchange. Pacific Internet delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and workstyles of its customers. The company has been voted "Best Asian ISP" consecutively from 1999 to 2002 by Telecom Asia. More information at http://www.pacnet.com

Investor Contact: Khoo Seok Teng (65) 9623 1567 investor@pacific.net.sg	Asian Media Contact: Mervin Wang (65) 9798 6077 mervin.wang@pacific.net.sg	US Media Contact: Mark Kollar (212) 896-1201 mark.kollar@cubitt.com

Cautionary Statement
Statements made in this press release with respect to Pacific Internet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", strategy", "forecast" and similar expressions. These statements reflect management's expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

Press Release

For Immediate Release

Pacific Internet Launches VoIP Service in Singapore

Singapore, 28th April 2003 - Pacific Internet (NASDAQ: PCNTF), Asia's largest telco-independent ISP by geographic reach, announced today the launch of PacNet Voice, a Voice over Internal Protocol (VoIP) solution, in Singapore. This service leverages on its Internet infrastructure to provide companies with a lower cost alternative for inter-country voice communications.

With this solution, companies will be able to transmit analogue voice traffic via Pacific Internet's regional network. At a fixed monthly rate that could be a fraction of the companies' long-distance phone expenses, customers can enjoy unlimited voice communications to selected locations in the region. PacNet Voice will initially provide connectivity between Singapore, Hong Kong and China.

"There is a trend for customers to converge towards an enterprise network that offers both voice and data services. The launch of PacNet Voice aims to help customers improve business productivity and reduce costs by delivering communications needs over the same network. This is consistent with Pacific Internet's on-going initiative to deliver solutions beyond access, optimizing value to our customers." said Mr Ong Teck Guan, Managing Director, Pacific Internet Singapore.

PacNet Voice can be seamlessly integrated with the existing office environment by the installation of a voice gateway, which connects to the company's PABX phone system and the Internet. The service makes use of a single stage dialing system, which enables companies to connect to their regional offices by simply dialing an assigned prefix code followed by the local phone number of the overseas party receiving the call. Normal PSTN (public switched telephone network) services are not disrupted.

This service includes rental of a voice gateway and the set-up is compatible with different models of routers and telephone systems that businesses are currently using. Companies need not worry about incurring additional capital investment, as there is no initial up-front hardware investment required.

This fully managed service allows companies to leverage on Pacific Internet's 24x7 monitoring and maintenance support services without having to manage the system themselves. Backed by a high quality regional network infrastructure, this service is designed to support a range of connectivity modes from broadband to leased line Internet access. Please refer to the Appendix for more information.

"Pacific Internet recognizes the importance of inter-country communication in ensuring corporate efficiency. Compared to other VoIP services in the market, this is a reliable and effective solution as it leverages on our own secured network. PacNet Voice makes it easy for companies to streamline their business communications without compromising on the quality of the service." added Mr Ong.

For more information on Pacific Internet's full suite of corporate services, please go to http://corporate.pacific.net.sg.

- End -

Contact for Media Queries:
Elena Tan
Public Relations Executive
Pacific Internet Limited
DID: (65) 6771 0813
Mobile: (65) 9764 2523
E-mail: elena.tan@pacific.net.sg

About Pacific Internet Limited
Pacific Internet Limited (NASDAQ: PCNTF) is Asia's largest telco-independent Internet service provider (ISP) by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. In February 1999, Pacific Internet became the first Asian Internet company to successfully list on the NASDAQ stock exchange. The company delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and work styles of customers. Pacific Internet has won a series of accolades and awards over the years, which firmly positions the company as an industry leader in Asia. The company has been voted "Best Asian ISP" for four consecutive years in 1999, 2000, 2001 and 2002 by readers of Telecom Asia. Pacific Internet is committed to delivering services that customer's value and helping them to harness the power of the Internet for their communication needs. For more information, please go to http://www.pacnet.com. The Singapore country site is at http://www.pacific.net.sg

APPENDIX

What is PacNet Voice?

Enjoy unlimited calls between your offices located in Singapore and regionally1! Pacific Internet offers your company a cost-saving voice solution. Your company will now be able to reduce or even do away with expensive International Direct Dialling (IDD) charges. This is an ideal solution for companies, which require constant contact with their regional offices.

PacNet Voice uses Voice over IP technology, where voice information is converted into digital form and into Internet Protocol (IP) packets for transmission via the Internet rather than the public switched telephone network (PSTN). Using a voice gateway, PacNet Voice allows your company to make up to four concurrent calls without utilising substantial bandwidth. It is suitable for companies with Leased Line and Broadband Internet connections.

Why PacNet Voice?

As we move towards data and voice convergence, Pacific Internet aims to be your company's one-stop solution provider for Internet access and voice needs. With presence in seven countries in the region, Pacific Internet is able to provide your company with site support when necessary. Pacific Internet has been voted the Best ISP in Asia for four consecutive years since 1999.
Figure 1: Illustration of Pacific Internet's Voice Service

Features Free rental of voice gateway Installation of voice gateway Management of voice gateway Up to 4 simultaneous calls	Benefits Unlimited international calls between regional locations[1] Cost-savings Minimal bandwidth utilisation No initial hardware investment Convergence of data/voice networks
[1]Applicable for Hong Kong and China only. For other regional locations, please contact us with your requirements.

PacNet Voice Charges*
Type of Service	One-time Set-up	Monthly Fee
PacNet Voice *	$520 (waived)	$413.92

* Charges apply to Singapore only. A similar service is required at the overseas office and charges may differ and will be levied separately.

Other Charges
Type of Service	Fees
Modification Charges	$208 per modification

Important Notes

  This service is available to existing PacNet Leased Line or Broadband (of at least 128kbps access speed) customers only.
  Prices stated above are inclusive of prevailing GST.
  Prices exclude Internet access connection (Leased Line or Broadband) charges.
  Prices stated above are only applicable to the Singapore office. Regional offices will be charged separately at that country's prevailing rates.
  The rates quoted above are subject to change at Pacific Internet's sole discretion and without prior notice.
  The minimum subscription period is 12 months from the date of application. An early termination charge will be payable for premature termination of the service.

Technical Requirements

  A voice gateway at both ends
  A Leased Line or Broadband access connection speed of at least 128kbps
  Static IP address on one end.

Contact Us

For any specific requirements or enquiries, we would like to hear from you. Please contact us at 6226 8668 or fax to 6872 0500. Alternatively, please email business@pacific.net.sg

Cautionary Statement
Statements made in this press release with respect to Pacific Internet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", strategy", "forecast" and similar expressions. These statements reflect management's expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.